SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                SCHEDULE 13D (Amendment No. 14)*
                           Under the Securities Exchange Act of 1934
                  GREATER COMMUNITY BANCORP (formerly Great Falls Bancorp)
                 .........................................................
                                        (Name of Issuer)
                            Common Stock, $1.00 par value per share
                          ...........................................
                                (Title of Class of Securities)
                                         390 380 10-3
                  ..........................................................
                                        (CUSIP Number)
                          ALFRED R. URBANO c/o Rubicon Realty Corp.,
                                 Suite 207, Webster Building,
                 3411 Silverside Road, Wilmington, DE 19810 -- (302) 479-7911
                 ..........................................................
                  (Name, Address and Telephone Number of Person Authorized to
                              Receive Notices and Communications)

                                       November 3, 1997
                  ..........................................................
                    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390 380 10-3                              Page  of 5 pages

1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Alfred R. Urbano
                  SSN ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                    (a)  [  ]
                                                                       (b)  [  ]

3)       SEC Use Only

4)       Source of Funds (See Instructions)
                           PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           Not applicable

6)       Citizenship or Place of Organization
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         7)       Sole Voting Power
                           126,041

         8)       Shared Voting Power
                           N/A

         9)       Sole Dispositive Power
                           126,041

         10)      Shared Dispositive Power
                           N/A

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           126,041

12)      Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                      [  ]

13)      Percent of Class Represented by Amount in Row (11)
                           4.81%

         14)      Type of Reporting Person (See Instructions)
                           IN

Item 1.  Security and Issuer

                  This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Greater Community Bancorp (formerly Great Falls Bancorp) (the "Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background

                  (a)  Alfred R. Urbano.

                  (b), (c) President, Rubicon Realty Corp., Suite 207 Webster Building, 3411 Silverside Road, Wilmington, DE 19810
(real estate developer).

                  (d) During the last five years, Mr. Urbano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Urbano was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Urbano is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

                  On November 3, 1997, Mr. Urbano exercised $107,000 face amount of mandatory stock purchase contracts ("Equity Contracts") stock options to purchase 12,048 shares at the adjusted price of $8.88/share, a total of $106,986. Mr. Urbano had purchased the Equity Contracts on December 30, 1993 for $1,070. His total cost for the 12,048 shares of common stock was therefore $108,056. As consideration for such purchase, Mr. Urban surrendered $107,000 principal amount Cancellable Subordinated 8.50% Debentures due November 1, 1998 (the "8.5% Debentures"), which Mr. Urbano had purchased on December 30, 1993 for $105,930. See Item 3 of Amendment No. 9 to Mr. Urbano's Schedule 13D.

                  On November 18, 1997, Mr. Urbano exercised stock options to purchase 3,993 shares at the price of $9.39/share, a total of $37,494, all of which came from personal funds. The options had been granted during 1995 pursuant to the Great Falls Bancorp 1995 Stock Option Plan.


                                Page 3 of 5 Pages

Item 4.  Purpose of Transactions

                  Mr. Urbano's exercise of the Equity Contracts on November 3, 1997 was mandatory. Mr. Urbano had purchased the Equity Contracts and 8.5% Debentures for investment in December,
1993.

                  Mr. Urbano exercised the stock options to prevent a lapse of the options if not exercised by the end of 1997. Mr.
Urbano intends to resell promptly the 3,993 shares acquired pursuant to the exercise of the options.

                  Mr. Urbano has no plans or proposals at the present time which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

                  (a) Mr. Urbano is the beneficial owner of a total of 126,041 shares of Common Stock of the Corporation. All of these shares are directly owned by Mr. Urbano and Mr. Urbano has sole voting power and sole investment power with respect to such shares.

                  (b) Such beneficially owned shares represent approximately 4.81% of the issued and outstanding Common Stock of the Corporation. This is less than 5% of the Corporation's outstanding stock. Therefore Mr. Urbano is no longer subject to Regulation 13d and this is a final Amendment to Schedule 13D.

                  (c) During the past 60 days the following transactions in the Corporation's Common Stock were effected by Mr. Urbano:


                                      Page 4 of 5 Pages

Date       # of shares  Price/share             Nature of Acquisition

11/01/97   12,048        $8.88                  Exercise Equity Contracts
11/18/97    3,993        $9.39                  Exercise Stock Options

Mr. Urbano also acquired 10,000 shares as a result of the Corporation's 10% stock dividend paid on July 31, 1997.

                   (d),(e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Urbano and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

                  Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.




Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 26, 1997
Date


/s/ Alfred R. Urbano
Signature

Alfred R. Urbano
Name/Title

                                     Page 5 of 5 Pages